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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1/A-5
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 5)
                             ---------------------
                            CHATEAU PROPERTIES, INC.
                           (Name of Subject Company)

                       MHC OPERATING LIMITED PARTNERSHIP
                      MANUFACTURED HOME COMMUNITIES, INC.
                                    (Bidder)

                                  Common Stock
                         (Title of Class of Securities)

                                   161739 10
                     (CUSIP Number of Class of Securities)

                                 Ellen Kelleher
                   Senior Vice President and General Counsel
                      Manufactured Home Communities, Inc.
                                   Suite 800
                           Two North Riverside Plaza
                            Chicago, Illinois 60606
                                 (312) 474-1122
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                with a copy to:

                              Edward J. Schneidman
                                 Edward S. Best
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                            Chicago, Illinois 60603
                                 (312) 782-0600
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 1.   Name of Reporting Person:      MHC Operating Limited Partnership
                                     Manufactured Home Communities, Inc.
      S.S. or I.R.S. Identification No. of Above Persons:      36-3853565
                                                               36-3857664

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 2.   Check the Appropriate Box if a Member of a Group:  (a) /X/
                                                         (b) / /

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 3.   SEC Use Only:

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 4.   Sources of Funds: BK

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 5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(e) or 2(f): / /

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 6.   Citizenship or Place of Organization:      Illinois
                                                 Maryland

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 7.   Aggregate Amount Beneficially Owned by Each Reporting Person: 127,010

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 8.   Check if the Aggregate in Row (7) Excludes Certain Shares: / /

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 9.   Percent of Class Represented by Amount in Row (7): 2%

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10.   Type of Reporting Person:      PN
                                     CO
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     This Statement constitutes Amendment No. 5 to the Tender Offer Statement on Schedule 14D-1 originally filed on September 4, 1996 by MHC Operating Limited Partnership, an Illinois limited partnership ("Purchaser"), the sole general partner of which is Manufactured Home Communities, Inc., a Maryland corporation ("MHC"), and MHC, relating to the offer by Purchaser to purchase all outstanding shares of common stock, $.01 par value per share (the "Shares"), of Chateau Properties, Inc., a Maryland corporation (the "Company"), at a price of $26.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 4, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal. Capitalized terms not defined herein shall have the meanings assigned thereto in the Offer to Purchase.

1.  Item 7 is hereby amended by the following:

     Pursuant to the Introduction and Section 12 of the Offer to Purchase, Purchaser, notwithstanding any other term of the Offer, is not required to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer as to such Shares, if, at any time on or after the date of the Offer and before the acceptance of such Shares for payment or the payment therefor, any of certain listed conditions exist. These conditions include, but are not limited to, Purchaser being satisfied, in its sole judgment, that after consummation of the Offer (i) the restrictions contained in the Maryland Business Combination Law will not apply to the Proposed Merger, and (ii) none of the Shares acquired by Purchaser shall be deemed "Excess Stock" under the Company's Articles. These conditions have not been satisfied because the Company's Board of Directors, despite MHC's repeated requests, has refused to adopt resolutions approving or exempting from the Maryland Business Combination Law a business combination between the Company and Purchaser or any of its affiliates, and agreeing with Purchaser's and MHC's interpretation of the Ownership Limit and Excess Stock provisions of the Company's Articles. Therefore, in accordance with the Introduction, Section 1 ("Terms of the Offer; Extension of Tender Period; Termination; Amendment") and Section 12 ("Certain Conditions of the Offer") of the Offer to Purchase, Purchaser has exercised its right to terminate the Offer, effective at 12:00 midnight, New York City Time on November 6, 1996, and, accordingly, will not accept for payment, or purchase, any Shares, pursuant to the Offer.

2.   Item 10 is hereby amended to add the following:

     ITEM 10.  ADDITIONAL INFORMATION.

          (f)  On November 7, 1996, MHC issued a press release stating:

                 MHC REMAINS COMMITTED TO CHATEAU TRANSACTION

               Announces Revised Terms, Terminates Tender Offer

     CHICAGO, IL NOVEMBER 7, 1996 - Manufactured Home Communities, Inc. (NYSE:MHC) announced today that Samuel Zell, MHC's Chairman, sent a letter to John Boll, Chairman of Chateau Properties, Inc. (NYSE:CPJ), which outlined a revised proposal intended to facilitate the merger of MHC and Chateau. The revised proposal offers Chateau shareholders and Operating Partnership (OP) Unit holders $26 cash or a convertible preferred security designed to address the needs of Chateau OP Unit holders and featuring the following benefits:

          .    Long-term tax deferral

          .    Higher current income

          .    Participation in long-term value creation

          .    Downside protection

     The convertible preferred security is valued at $26 by MHC's financial advisors, J.P. Morgan Securities Inc.

     In addition to restructuring the proposal, MHC terminated its tender offer for Chateau common stock and withdrew its request for a preliminary injunction hearing.

     "Shareholder value cannot be created in a court of law," Mr. Zell said. "MHC's revised proposal creates an opportunity for all parties to benefit from their association with the dominant owner and operator in the industry, with superior financial strength and the respect of the investment community."

     Mr. Zell added that the proposed Chateau/ROC Communities, Inc. (NYSE:RCI) merger faces significant obstacles and that MHC's offer is the best alternative for Chateau shareholders and OP Unit holders.

     David Helfand, President and Chief Executive Officer of MHC said, "The structure of our revised offer is evidence of MHC's willingness to tailor this transaction for the mutual benefit of all involved."

     MHC is the largest owner and operator of manufactured housing communities in the country. Nationwide, MHC owns or has controlling interest in 69 quality communities in 19 states, consisting of 27,349 sites. MHC is a self-administered, self-managed equity real estate investment trust (REIT), with headquarters in Chicago.

     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     99(a)(16) Text of Press Release, dated November 7, 1996, issued by Manufactured Home Communities, Inc.
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                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 1996             MHC OPERATING LIMITED PARTNERSHIP

                                      By: Manufactured Home Communities, Inc.,
                                            its General Partner

                                         By: /s/ DAVID A. HELFAND
                                             ----------------------
                                             Name: David A. Helfand
                                             Title: President and Chief
                                                    Executive Officer

                                       MANUFACTURED HOME COMMUNITIES, INC.

                                       By: /s/ DAVID A. HELFAND
                                           -----------------------
                                           Name: David A. Helfand
                                           Title: President and Chief
                                                  Executive Officer




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                                 EXHIBIT INDEX


           99 (a)(16)     Text of Press Release, dated November 7, 1996,
issued by Manufactured Home Communities, Inc.